Exhibit 99.1

PAN AMERICAN SILVER REPORTS ON FIRST QUARTER SILVER AND GOLD PRODUCTION

Huaron Mine Resumes Operations

(All amounts in US dollars unless otherwise stated)

Vancouver, B.C. – April 19, 2010 – Pan American Silver Corp. (“Pan American” or the “Company”), (NASDAQ: PAAS; TSX: PAA) today reports that the illegal strike which began on April 10th at its Huaron mine in Peru was settled on April 15th and that normal operations have  resumed.  In addition, the Company is pleased to take this opportunity to provide an update on its first quarter 2010 silver and gold production.

First Quarter 2010 Production

•	Silver production was 5.5 million ounces, an increase of 13% as compared to the 1st quarter of last year.

•	Gold production was 27,896 ounces, an increase of 34% as compared to the 1st quarter of 2009.

•	Cash costs declined to approximately $4.50 per ounce, net of by-product credits, 27% lower than the cash costs in the first three months of 2009.

Consolidated silver production was 3% behind 2010’s forecast for the first quarter, whereas gold production was almost 8,000 ounces above plan.  Cash costs for the first three months of 2010 were approximately $4.50 per ounce, well below the Company’s forecast of $6.40 per ounce (1) for the full year.  Better than expected gold production primarily from the Manantial Espejo mine in Argentina and higher than predicted gold prices were the key contributors to the lower cash costs.

Silver production from the Morococha and Quiruvilca mines in Peru and the La Colorada mine in Mexico was in line with the Company’s forecast, while silver production at the Huaron mine was well below expectations due to adverse ground conditions in several key production areas.  Alamo Dorado and San Vicente both had excellent first quarters and were able to largely overcome Huaron’s production shortfall for the quarter.  Manantial Espejo’s silver production was also below forecast; however, the mine’s higher than expected gold production more than compensated for this fact.

Based on the first quarter’s performance, Pan American still expects to achieve its full year silver production forecast of 23.4 million ounces (1).  It is expected that production from Huaron will continue to be adversely affected by the difficult ground conditions until the third quarter of the year and thus the mine will likely fall short of its full year silver production target.  However, better than anticipated silver ore grades at Alamo Dorado and San Vicente are also likely to continue and should entirely offset Huaron’s shortfall for the year.

In addition, the Company anticipates that the positive gold production trend at Manantial Espejo will continue throughout the year and is therefore revising its anticipated 2010 consolidated gold

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production forecast upwards to 95,000 ounces (1) and its consolidated cash costs downwards to $5.90 per silver ounce net of the by-product credits (1).

“We’ve had a very solid start to 2010 and precious metals prices have remained robust,” said Geoff Burns, President and CEO.  “Silver averaged $16.93 per ounce in the first three months of 2010 and should provide very healthy operating margins for Pan American, even though the price was not quite as high as the consensus analyst expectations of US$18.40 per ounce.”

Pan American will release its complete first quarter financial and operating results after market close on Monday, May 10th.  A conference call to discuss the quarterly results and the progress at the Company’s development projects will be held on Tuesday, May 11th at 8:00 am Pacific Time (11:00 am Eastern Time).

Details for the conference call and live audio webcast will be announced shortly.

(1) In the Company’s 2009 Annual MD&A, as filed on SEDAR on March 22, 2010, Pan American provided forecasts for fiscal 2010’s silver production, gold production and cash costs per ounce of silver produced net of by-product credits.  The Company assumed the following metal prices in preparing its 2010 cash costs estimates: Au $975/oz, Zn $1,875/tonne, Pb $1,875/tonne and Cu $5,600/tonne.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS.  GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: ESTIMATED FUTURE PRODUCTION FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION; THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES, INCLUDING, BUT NOT LIMITED TO, CASH COSTS PER OUNCE OF SILVER; AND THE FUTURE PRICE OF SILVER AND OTHER METALS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE

CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.